SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2022

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Fixed Rate Series XIV Notes,  in a principal amount of USD 171,202,815.00, due 2028.

Irsa Inversiones y Representaciones Sociedad Anónima (IRSA) informs that on December 22, 2022, will start the payment of the first installment of interests related to its Series XIV Notes issued on July 8, 2022.

Payment Agent:	The Bank of New York Mellon
Date of effective payment:	December 22, 2022
Number of service to be paid:	First installment of interests.
Period comprised by the payment:	July 8, 2022 / December 22, 2022
Concept of payment:	Interests (100%).
Payment Currency:	USD (United States Dollars).
Capital Outstanding:	USD 1 171,202,815.00
Annual Nominal Interest:	8.75%
Amount of interest being paid:	USD 6,824,334.43

Interests will be paid to the people at whose name the Notes were registered as of December 21, 2022 in the registry held by the Register Agent.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

	By:	/s/ Saúl Zang
Saúl Zang
December 16, 2022		Responsible for the Relationship with the Markets